Craig Howie Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Seon Place 141 Front Street 4th Floor Hamilton HM DX, Bermuda

June 28, 2016

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Everest RE Group Ltd.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 10, 2016
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated June 14, 2016. In connection with this response, Everest Re Group, Ltd. ("the Company") acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission's comment followed by the Company's response in bold print.

Form 10-Q for the period ending March 31, 2016
Notes to Consolidated Interim Financial Statements

2.  Basis of Presentation
Application of Recently Issued Accounting Standard Changes, page 6

1.  You state that you are the primary beneficiary of Mt. Logan Re, but not of the underlying separate segregated accounts and therefore have deconsolidated those segregated accounts. Please tell us if the segregated accounts are required to be included in the financial statements of Mt. Logan Re in which you are the primary beneficiary, and if so, why deconsolidation of these accounts is in accordance with GAAP. Provide us a detailed analysis of your accounting for the deconsolidation of the separate segregated accounts under ASU 2015-02.

Response:

Mt. Logan Re is a Class 3 insurer registered in Bermuda under The Segregated Accounts Act 2000.  Under the provisions of The Segregated Accounts Act 2000, each segregated account (or silo) must economically stand on its own.  Each silo is governed by its shareholders, must fully collateralize its obligations and no silo has recourse to the general account (host) or to the other silos.  The silos offer capital market investors the opportunity to gain exposure to the risk-reward profile of diversifying, non-correlated reinsurance risks via privately offered insurance linked securities in the form of preference shares.  Conversely, Mt. Logan Re as the host insurer is not permitted to write business in its own account. In addition, Mt Logan Re is required to exclude its segregated accounts business (silos) from its statutory income statement in its annual filings with the Bermuda Regulatory Authority.  On the balance sheet, all assets related to the segregated account business are reflected on a single asset line and correspondingly, all liabilities from the segregated account business are recorded on a single liability line.

GAAP Consolidation Evaluation and Analysis

The Company performed a detailed evaluation and analysis of ASU 2015-02, pursuant to ASC 810.

The Company's analysis began with a series of scope questions for determining which consolidation model should apply under U.S. GAAP.  Specifically: (1) Does Mt. Logan Re as the host and each segregated cell (silo) meet the definition of a legal entity for purposes of applying the consolidation guidance in ASC 810, (2) Is the host entity a Variable Interest Entity ("VIE"), (3) determine the primary beneficiary of the host entity and (4) determine the primary beneficiaries of each silo.

The Codification defines "legal entity" as almost any legal structure that is used to own assets, issue debt, or otherwise conduct activities. Mt. Logan Re, the general account, (the host) is a legal entity wholly owned by the Company.  Each of the segregated cells were deemed to be a silo within Mt. Logan Re and are also considered to be a separate VIE due to:

•	All of the assets, liabilities, and equity related to segregated cells are separate from the other cells and the remainder of the legal entity, the general (host) account.

•	None of the liabilities or claims associated with the segregated cells are payable from the other cells or the remainder of the assets of the legal entity, the general (host) account.

•
Per the consolidation requirements in ASC 810-10-15-1, there are only four general exceptions to the requirements for consolidating a legal entity. Broadly speaking, the exceptions apply to (1) employee benefit plans, (2) investment companies, (3) governmental entities, and (4) money market funds.

None of these scope exceptions apply to Mt. Logan Re.

•	There are four scope exceptions to application of the VIE model: (1) Not-for-profit entities, (2) Separate accounts of life insurance entities, (3) Exhaustive efforts, and (4) Business entities.

None of these scope exceptions apply to Mt. Logan Re.

Does the reporting entity have a variable interest in the legal entity?

•
Yes, pursuant to ASC 810-10: 55-17 the identification of variable interests requires an economic analysis of the rights and obligations of a legal entity's assets, liabilities, equity, and other contracts. Variable interests are contractual, ownership, or other pecuniary interests in a legal entity that change with changes in the fair value of the legal entity's net assets exclusive of variable interests. The VIE subsections use the terms expected losses and expected residual returns to describe the expected variability in the fair value of a legal entity's net assets exclusive of variable interests.

The Company does have a majority interest in the legal entity Mt. Logan Re (the Host) and does have an overall minor participation in the total segregated cell investments:

•
The Company owns 100% of the common equity in the core (host) entity and therefore the core entity is an Everest Re Group, Ltd. VIE.  Management concluded there was insufficient equity at risk and as such the host entity qualifies as a VIE.  This represents a change in accounting policy which was adopted concurrent with the adoption of ASU 2015-02.  This is consistent with the SEC position shared with the Securities Industry and Financial Markets Association with respect to umbrella entities for international series funds.

•
Having determined that the host entity is a VIE, management then considered whether the Company has a variable interest in the silos and effectively treated them as separate legal entities for consideration.  The term host refers to the remaining legal entity after removal of all the identified silos.  When silos exist and the host is a VIE, the units of account for potential consolidation are each respective silo and the host itself.

•
ASC 810-10-25-38 Subsequent to ASU 2015-02) states that:  A reporting entity shall consolidate a VIE when that reporting entity has a variable interest (or combination of variable interests) that provides the reporting entity with a controlling interest on the basis of the provisions in paragraphs 810-10-25-38A through 25-38J.  The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.  Pursuant to ASC 810-10-25-38A, a reporting entity is deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

•	The power to direct activities of a VIE that most significantly impact the VIE's economic performance, and

•
The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.  The quantitative approach described in the definition of the terms expected losses, expected residual returns and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

The Company has both characteristics of a controlling financial interest in Mt. Logan Re (host) but very limited power and economic exposure in the silos.

•	In the host entity, Everest Re Group, Ltd. controls the election of Board of Directors, has all the decision making powers and has sole interest in all operating results.

•
In the segregated cells or silos, the power and economic benefits rest with the preferred stockholders of each silo.  At December 31, 2015, there were 10 active capitalized silos with total capital of $812.5 million.  Of this amount, $50.0 million, or approximately 6%, spread across 4 of the 10 segregated silos, represented capital from the Company. The balance of the capital represents investments by non-related third party investors.  The $50.0 million represents primarily start-up or seed money for new funds to attract additional investors and has the same power and economic benefits as the third party investors.  For 3 of the 4 silos invested in by the Company, the ownership percentage was less than a majority, 6.2%, 7.3% and 16.9%.  The Company's investment in one cell represented 61.5% of the total capital in the cell; however, the total capital in that cell was less than 5% of the total capital in all cells.  The Company's intent is not to be a majority shareholder in any of the cells for any extended period of time.  As a result, of the relative immateriality of the Company's investment in these cells and the Company's intent not to continue to be a majority shareholder of any cell, management determined it was not necessary to continue to consolidate the cells.

Conclusion

The Host:

Based on the facts and circumstances analyzed, Mt. Logan, the host entity is a VIE and should be and is consolidated as the Company is the primary beneficiary of this entity.

The Segregated cells (silos):

Considering the above criteria and the following summarized facts and circumstances, the Company determined that it was appropriate to analyze each silo for consolidation.  The Company determined that consolidation was not necessary as it was not the primary beneficiary for the cells in which it has an ownership interest less than 10% for consolidation and an analysis of whether the Company was the primary beneficiary for the remaining two cells was not deemed necessary given the immaterial nature of such cells.   As such, the Company deconsolidated all ten of the segregated cells.

These facts and circumstances include:

•	The host parent entity is a VIE as it lacks sufficient equity at risk

•	Each segregated cell has its own underwriting/investment objectives and policies

•	Each segregated cell has its own investors separate from other cells

•	Each segregated cell is considered a separate silo for investor protections in virtually all circumstances

•	Each segregated cell is operating on a standalone basis for the benefit of the investors within that cell.

•	The Company has a relatively small investment in the cells to provide seed money or show "skin in the game" for third party investors.

•
No investment in any segregated cell is material/significant in a monetary sense nor is it in a combined sense. The value/percentage of the Company's investment in each segregated cell decreases as external investors buy into the cell and/or as the Company withdraws the seeding money.

The Company has concluded that it is the primary beneficiary of Mt. Logan Re Core, but not of the underlying separate segregated cells and therefore has deconsolidated these segregated cells.  This change has no impact to the net income or retained earnings attributable to the consolidated financial statements for Everest Re Group, Ltd.

The Company's investment in the cells is reflected as part of other assets and the income from the cells is reflected in other income.  The amounts are not material to the overall operations of the Company.  The income generated from the Core or Host company is also reflected in other income.

The Company applied a retrospective approach and deconsolidated all prior periods because this makes the financial statements comparable for all periods.

13.  Segment Reporting, page 27

2.  Please tell us the basis for no longer reporting Mt. Logan Re as a separate segment.  Refer to ASC 280-10-50-10.  In this regard, please tell us if your organizational structure, as noted on your website, has changed.

Response:

Virtually all of the activity previously reported in the Mt. Logan Re segment related to the underwriting results of the segmented silos of Mt. Logan Re and by deconsolidating the silos, the remaining activity in the core entity does not meet the materiality criteria for separate reporting under ASC 280-10-50-10.  The total of the Company's underwriting income from their seed money in the silos combined with the commission income for the host consolidated entity is less than 2.5% of the total pretax consolidated net income for the Company for the year ended December 31, 2015.

Our organizational structure, as reflected on our website has not changed.  Mt. Logan Re is still an owned legal entity, even though the segregated silos under Mt. Logan Re have been deconsolidated.

Please let me know if you require any additional information.

Sincerely,

/S/ CRAIG HOWIE
Craig Howie